Exhibit (a)(1)(j)
FORM OF BLACK-SCHOLES CALCULATOR
Black-Scholes Value Calculator

Averaged Stock Price*	$[INSERT STOCK PRICE]

Option Exercise Price	$[INSERT OPTION PRICE]

Options Vested in 2005	[INSERT NUMBER OF OPTIONS VESTED IN 2005]
Options Vested in 2006	[INSERT NUMBER OF OPTIONS VESTED IN 2006]
Options Vested in 2007 and After	[INSERT NUMBER OF OPTIONS VESTED IN 2007 AND AFTER]
Total Options Subject to 409A	[INSERT NUMBER OF OPTIONS SUBJECT TO 409A]

Total Black-Scholes Value**	$ [AUTO CALCULATES BASED ON ABOVE VALUES]
*The “Averaged Stock Price” refers to the average of the daily closing prices of Brocade’s common stock over the ten (10) trading day period ending on the third full trading day prior to the expiration date of the offer. Accordingly, the Averaged Stock Price will be determined at the end of the third full trading day prior to the expiration date of the offer. If the offer expires on June 12, 2006, the Averaged Stock Price will be included in this calculator by June 9, 2006. Until then, you may insert an estimated Averaged Stock Price and receive an ESTIMATED Black-Scholes Value for your option. The Black-Scholes Value shown here will not be finalized until the Averaged Stock Price has been determined. To assist you in estimating the Averaged Stock Price, the following is a link to the current fair market value of our common stock: [IINSERT LINK]
**The Black-Scholes option pricing model is based on the following factors: the fair market value of the Brocade common stock underlying the option (which is equal to the Averaged Stock Price for purposes of this offer, as defined in the Offer to Amend Certain Options and Cancel Certain Other Options at Section 2 and in Question and Answer 1), option exercise price, expected dividend yield, volatility, expected life of the option, and short-term (risk free) interest rate. The precise assumptions underlying this calculator are discussed in the Offer to Amend Certain Options and Cancel Certain Other Options at Section 2 and in Question and Answer 9.